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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67858

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enstream Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Crescent Court, Suite 700
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Daniel Mooney 214-468-0900
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., P.C.
(Name - if individual, state last, first, middle name)

718 Paulus Avenue (Address) Dallas (City) Texas (State) 75214 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form diplays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. DANIEL MOONEY, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of ENSTREAM CAPITAL SECURITIES, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None Noted

Signature

MANAGING DIRECTOR
Title

Notary Public

CICELY CORINNE ESTORGA
Notary Public, State of Texas
My Commission Expires
February 24, 2014

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - Customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Enstream Capital Securities, LLC

We have audited the accompanying statement of financial condition of Enstream Capital Securities, LLC. (the "Company") as of December 31, 2010 and 2009, and the related statements of operations and changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financing reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enstream Capital Securities, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2010 and 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 3, 2011

McBee & Co.

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

ENSTREAM CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash	**$ 28,519**	$ 12,082
Prepaid Expenses	**13,435**	7,692
TOTAL	**$ 41,954**	$ 19,774
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accrued Expenses	**$ 4,375**	$ 5,900
COMMITMENTS AND CONTINGENCIES (Note 5)		
MEMBER'S EQUITY (Note 3)	**37,579**	13,874
TOTAL	**$ 41,954**	$ 19,774

See Notes to Financial Statements

ENSTREAM CAPITAL SECURITIES, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUE	$ nil	$ 9,501
EXPENSES		
Operating Expenses	20,642	21,541
General and Administrative Expenses (Note 6)	46,063	43,131
Total	66,705	64,672
LOSS FROM OPERATIONS	(66,705)	(55,171)
OTHER INCOME		
Interest		29
NET LOSS	(66,705)	(55,142)
MEMBER'S EQUITY		
Beginning of Year	13,874	31,516
Contributions	90,410	37,500
End of Year	$ 37,579	$ 13,874

ENSTREAM CAPITAL SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (66,705)	$ (55,142)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used by) Operating Activities:		
Changes in operating assets and liabilities decrease (increase) in:		
Prepaid expenses	(5,743)	(3,892)
Accrued expenses	(1,525)	2,500
Total Adjustments	(7,268)	(1,392)
Net Cash Used by Operating Activities	(73,973)	(56,534)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's Contributions	90,410	37,500
Net Cash Provided by Financing Activities	90,410	37,500
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	16,437	(19,034)
Beginning of Year	12,082	31,116
End of Year	$ 28,519	$ 12,082

See Notes to Financial Statements

ENSTREAM CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Enstream Capital Securities, LLC (the "Company') was incorporated in Texas, in 2007. The Company is a non-public broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Texas limited liability company that is a wholly-owned subsidiary of Enstream Capital Management, LLC (the "Parent").

The Company is governed by FINRA as a "$5,000 Broker Dealer". As such, the Company must follow certain regulations, which may limit the Company's operations to certain securities, markets and client services (for example, the Company is prohibited from holding client's cash and/or securities and may not underwrite securities placements). In addition, the Company is required to establish, test and maintain various operational procedures which may involve client and public communication, supervision and education of registered representatives, anti-money laundering, and company capitalization.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company limit its business to the selling of direct participation programs and maintain a special account for the exclusive benefit of its customers.

The Company is engaged in a single line of business as a securities broker-dealer dealing in joint ventures, asset monetizations and institutional private placement of securities throughout the United States.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues

and expenses during the reporting period. Actual results could differ from those estimates.

Financial Advisory Services Income

The Company derives its revenue primarily by providing financial advisory services to U.S. oil and gas clients seeking to place private institutional securities. The Company is engaged by clients, on a success basis, to analyze company and oil and gas project information, design a financing structure, prepare placement marketing materials and strategy, coordinate investor presentations and meetings, and negotiate definitive documents to close a securities private placement transaction. Advisory fee revenue is earned upon successful closing of a transaction and generally paid based on a percentage of capital dollars received by clients. Revenue may be earned beyond an initial closing as clients receive capital as part of a larger capital commitment and/or line of credit arrangement.

Fair Value of Financial Instruments

Cash, prepaid expenses and accrued expenses are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Income Tax

The Company is taxed as a partnership for Federal income tax purposes. Accordingly, Federal income is taxed at the member level. The Company is subject to state franchise tax.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010 and 2009, the Company had net capital of $24,144 and $6,182, which were $19,144 and $1,182 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio was 0.2 to 1 and 1.0 to 1 for December 31, 2010 and 2009, respectively.

4. CONCENTRATION OF CREDIT RISK

The Company's business is influenced by the U.S. and World Economy and it operates primarily within the oil and gas industry which is dependent upon related commodity prices. The Company targets private oil and gas companies who need $10 to $50 million of capital to fund the acquisition, development and/or monetization of oil and gas properties. Further, the Company primarily provides financial advisory securities private placement services which are dependent upon U.S. credit and capital markets. This lack of diversification may cause the Company's financial results to be volatile. In addition, the Company's financial performance is dependent upon the consummation of relatively few transactions per year, thereby potentially increasing financial volatility.

5. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

6. RELATED PARTY TRANSACTIONS

The Company has an agreement with the Parent whereby the Parent will provide certain management and back-office services to the Company indefinitely, unless there is dissolution of the Company or a breach of contract, in return for a monthly fee of $3,400 plus other agreed-upon potential overhead expenses. The Company's Managing Director is also the Managing Director and principal shareholder of the Parent. The services provided include consultation and direct management assistance with respect to operations, furnishing office space, equipment and supplies, and assisting other aspects of the business of the Company. For the years ended December 31, 2010 and 2009, the Company paid management fees to the Parent of $40,800 and $37,400, respectively, which are reflected as general and administrative expenses in the accompanying Statement of Operations and Changes in Member's Equity. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

7. SUBSEQUENT EVENTS

Subsequent events were evaluated through February 3, 2011, which is the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

ENSTREAM CAPITAL SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
NET CAPITAL		
Total Member's Equity Qualified for Net Capital	$ 37,579	$ 13,874
Deductions	13,435	7,692
Net Capital	$ 24,144	$ 6,182
AGGREGATE INDEBTEDNESS		
Accrued Expenses	$ 4,375	$ 5,900
Total Aggregate Indebtedness	$ 4,375	$ 5,900
NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 5,000	$ 5,000
Excess Net Capital	$ 19,144	$ 1,182
Excess Net Capital at 1000%	$ 18,144	$ 5,592
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.2 TO 1	1.0 TO 1

No material differences existed between the audited Computation of Net Capital and the corresponding unaudited form X-17A-5, Part IIA

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Enstream Capital Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Enstream Capital Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited X-17A-5 for the quarters ended March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 nothing no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

(Continued)

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustment noting no differences; and

5. Compared the amount of any over-payment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting note differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 3, 2011

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

Enstream Capital Securities, LLC

In planning and performing our audit of the financial statements of Enstream Capital Securities, LLC (the "Company"), as of and for the years ended December 31, 2010 and 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal

(Continued) - 1

control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

February 3, 2011

McBee & Co.

A Professional Corporation
Certified Public Accountants

ENSTREAM CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2010 AND 2009

AND

FOR THE YEARS THEN ENDED

AND

INDEPENDENT AUDITORS' REPORT